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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                         (Amendment No. ____________)*

                        Sinclair Broadcast Group, Inc.
_______________________________________________________________________________
                               (Name of Issuer)

                    Class A Common Stock, $.01 par value
_______________________________________________________________________________
                       (Title of Class of Securities)

                                 829226 10 9
_______________________________________________________________________________
                               (CUSIP Number)

                 J. Duncan Smith, Sinclair Broadcast Group, Inc.
        2000 W. 41st Street, Baltimore, Maryland 21211, (410) 467-5005
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                               Communications)

                                 May 31, 1996
_______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box is a fee is being paid with the statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.
See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 829226 10 9                        Page ____2_____ of ___23___ Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    DAVID D. SMITH

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)                                                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States
NUMBER OF           7 SOLE VOTING POWER
SHARES                0
BENEFICIALLY        8 SHARED VOTING POWER
OWNED BY              7,249,999
EACH                9 SOLE DISPOSITIVE POWER
REPORTING             7,249,999
PERSON             10 SHARED DISPOSITIVE POWER
WITH                  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,249,999

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*        [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.6%

14   TYPE OF REPORTING PERSON*
     IN

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 829226  10  9                      Page _____3____ of ___23_ Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    FREDERICK G. SMITH

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]
3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)                                                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF           7 SOLE VOTING POWER
SHARES                0
BENEFICIALLY        8 SHARED VOTING POWER
OWNED BY              7,066,994
EACH                9 SOLE DISPOSITIVE POWER
REPORTING             7,066,994
PERSON             10 SHARED DISPOSITIVE POWER
WITH                  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,066,994

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES          [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.0%

14   TYPE OF REPORTING PERSON*
     IN

                    *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 829226 10 9                        Page ____4_____ of ___23___ Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    J. DUNCAN SMITH

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)                                                              [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF           7 SOLE VOTING POWER
SHARES                0
BENEFICIALLY        8 SHARED VOTING POWER
OWNED BY              7,072,394
EACH                9 SOLE DISPOSITIVE POWER
REPORTING             7,072,394
PERSON             10 SHARED DISPOSITIVE POWER
WITH                  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,072,394

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*        [ ]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     53.0%

14   TYPE OF REPORTING PERSON*
     IN

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 829226 10 9                         Page _____5____ of ___23___ Pages
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROBERT E. SMITH

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [x]
                                                                       (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS*
    00

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                           [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION
    United States

NUMBER OF           7 SOLE VOTING POWER
SHARES                0
BENEFICIALLY        8 SHARED VOTING POWER
OWNED BY              7,039,994
EACH                9 SOLE DISPOSITIVE POWER
REPORTING             7,039,994
PERSON             10 SHARED DISPOSITIVE POWER
WITH                  0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     7,039,994

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES*       [x]

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     52.9%

14   TYPE OF REPORTING PERSON*
     IN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 1.  Security and Issuer.

          The title of the class of equity securities to which this statement relates is Class A Common Stock, par value $.01 per share (the "Class A Common Stock") of Sinclair Broadcast Group, Inc., a Maryland corporation (the "Company"). The address of the principal executive office of the Company is 2000 W. 41st Street, Baltimore, Maryland 21211.

Item 2.  Identity and Background.

          (a)  This statement is filed on behalf of  David D. Smith, Frederick
G. Smith, J. Duncan Smith and Robert E. Smith (the "Smiths"), who are members of a group (the "Group") consisting of themselves and Barry Baker, Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA, ("Boston Ventures," and with Baker, the "River City Parties" and with the Smiths, the "Reporting Persons").

          (b) The business address of the Smiths is 2000 W. 41st Street, Baltimore, Maryland 21211.

          (c) David D. Smith is the President, Chief Executive Officer and Chairman of the Board of the Company. Frederick G. Smith is Vice President of the Company. J. Duncan Smith is Vice President and Secretary of the Company. Robert E. Smith is Vice President and Treasurer of the Company.

          (d)-(e) None of the Smiths has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f)  The Smiths are citizens of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

          This statement on Schedule 13D is being filed to reflect the formation of the Group upon the acquisition by the River City Parties of beneficial ownership of shares of Class A Common Stock as partial consideration in connection with the sale of certain assets of River City Broadcasting, L.P. (the "Acquisition") to the Company and the execution of a Voting Agreement, dated April 10, 1996 (the "Voting Agreement") by the members of the Group. Each of the shares of Class A Common Stock beneficially owned by the Smiths were acquired prior to the date such shares were registered under Section 12 of the Securities Exchange Act of 1934, as amended.

Item 4.  Purpose of Transaction.

          The Reporting Persons have entered into the Voting Agreement, pursuant to which they have agreed to vote on certain specified matters. See Item 6.
The Voting Agreement was entered into in connection with the Acquisition and the purpose of the Voting Agreement is to obligate the members of the Group to vote in favor of certain matters in connection with the Acquisition and to vote for each of Messrs. David, Frederick, Duncan and Robert Smith and Mr. Barry Baker and such individual as may be designated by Boston Ventures (the "BV Designee") as directors of the Company during the periods specified in the Voting Agreement.

Item 5.  Interest in Securities of the Issuer.

          (a) , (b) and (d) The following table sets forth the aggregate number and percentage of shares of Class A Common Stock and Class B Common Stock beneficially owned by each member of the Group as of June 27, 1996. Holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time. Except as noted, each person has sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares set forth below, except that all of the shares are subject to the Voting Agreement, and no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. Each of the Smiths disclaims beneficial ownership of the shares beneficially owned by other members of the Group. Information regarding beneficial ownership by members of the Group other than the Smiths is set forth to the best knowledge of the Smiths.


               Shares of Class B Common Stock     Shares of Class A Common Stock
                   Beneficially Owed                     Beneficially Owned
                                              Total                             Total
Name                                Percent   Voting                 Percent    Voting
                        Number      of Class  Power   (a) Number     of Class   Power (a)

David D. Smith(b)       7,249,999   25.96%    24.96%            0         *        *
Frederick G. Smith(c)   7,093,994   25.00     24.32         3,000         *        *
J. Duncan Smith(d)      7,069,994   24.83     24.34         2,400         *        *
Robert E. Smith (e)     7,037,994   24.71     24.23         2,000         *        *
Barry Baker (f)                 0       *         *     4,873,036     43.72%    1.65%
oston Ventures IV (g)          0       *         *             0         *         *
Boston Ventures IVA (g)         0       *         *             0         *        *
Reporting Persons
 as a group
 (7 persons)(h)        28,476,981    100%     97.84%    4,880,436     43.79%    1.65%

*         Less than 1%

          (a) Holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to ten votes per share except for votes relating to "going private" and certain other transactions. Holders of both classes of Common Stock will vote together as a single class on all matters presented for a vote, except as otherwise may be required by Maryland law, and holders of Class B Common Stock may exchange their shares of Class B Common Stock into Class A Common Stock at any time.

          (b) If David Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 53.6% of the issued and outstanding Class A Common Stock (or 3.2% of the voting power of issued and outstanding shares).

          (c) Includes 531,696 shares held in irrevocable trusts established by Frederick G. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Frederick Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 53.2% of the issued and outstanding Class A Common Stock (or 3.1% of the voting power of issued and outstanding shares).

          (d)  Includes 531,696 shares held in irrevocable trusts established by
               J. Duncan Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Duncan Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 53.0% of the issued and outstanding Class A Common Stock (or 3.1% of the voting power of issued and outstanding shares).

          (e) Includes 531,696 shares held in irrevocable trusts established by Robert E. Smith for the benefit of his children and as to which Mr. Smith has the power to acquire by substitution of trust property. Absent such substitution, Mr. Smith would have no power to vote or dispose of the shares. If Robert Smith exchanged all his Class B Common Stock for Class A Common Stock, and none of the other Smiths exchanged their shares, he would beneficially own 52.9% of the issued and outstanding Class A Common Stock (or 3.1% of the voting power of issued and outstanding shares).

          (f) Includes 691,218 shares Mr. Baker has the right to acquire upon the exercise of vested options and 4,181,818 shares of Class A Common Stock that Mr. Baker may be deemed the beneficial owner of by virtue of his beneficial ownership of Series A Preferred Stock of the Company. Upon approval by shareholders of the Company of an increase in the number of authorized shares of Class A Common Stock of the Company, the Series A Preferred Stock will automatically be exchanged for Series B Preferred Stock of the Company, which in turn will be convertible at any time, at the election of the holders, into Class A Common Stock of the Company. The Series A Preferred Stock is owned directly by River City Broadcasting, L.P., which is controlled by its general partner, Better Communication, Inc., which in turn is controlled by Mr. Baker.

          (g) Although Boston Ventures does not beneficially own any Class A or Class B Common Stock, beneficial ownership of shares beneficially owned by other members of the Group is attributable to Boston Ventures.

          (h)  Includes all shares identified above.


(c) During the 60 days preceding the filing of this report, none of the Smiths acquired beneficial ownership of any shares of Class A Common Stock. The River City Parties may be deemed to have acquired beneficial ownership of shares of Class A Common Stock on May 31, 1996 upon the acquisition by River City Broadcasting, L.P. of 1,115,000 shares of the Series A Preferred Stock of the Company.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Each of the Smiths is party to the Voting Agreement. Under the Voting Agreement, each of the Smiths must vote all of his shares of Common Stock for the approval of an amendment to the Company charter to increase the authorized number of shares of the Class A Common Stock, which will permit the exchange of the Company's Series B Convertible Preferred Stock beneficially owned by Mr. Baker. In addition, each of the Smiths has agreed, subject to certain regulatory restrictions, to vote for the approval of (1) the nomination and election of Mr. Baker as a member of the Company's Board of Directors, executive committee, and to the extent established, finance committee for so long as Mr. Baker continues to be an employee of the Company pursuant to his Employment Agreement and (2) the nomination and election of such individual as may be designated by Boston Ventures (the "BV Designee") as a member of the Company's Board of Directors, compensation committee, and to the extent established, finance committee for so long as the BV Designee is entitled to serve as a member of the Company's Board of Directors pursuant to the terms of the Asset Purchase Agreement. Each of Mr. Baker and Boston Ventures IVA have agreed to vote all of the capital stock each holds as a result of issuance pursuant to the transactions contemplated by the Asset Purchase Agreement for the nomination and election of each of the Smiths to the Board of Directors of the Company.

          The Voting Agreement will remain in effect until the date as of which neither Baker nor the BV Designee is entitled to serve as a member of the Company's Board of Directors. If either of Mr. Baker or the BV Designee ceases to be a director of the Company, Mr. Baker or the BV Designee, as the case may be, will not be required to vote his respective shares of common stock according to the Voting Agreement.

          The Smiths have also entered into a Stockholders' Agreement dated June 12, 1996 (the "Stockholders' Agreement"). Under the Stockholder's Agreement, each of the Smiths has agreed, for a period of 10 years commencing June 12, 1995, to vote for each other as candidates for election to the Board of Directors of the Company.

          The foregoing description of the Voting Agreement and the Stockholder's Agreement is qualified in its entirety by reference to copies of the Voting Agreement and the Stockholder's Agreement, which are included herein as Exhibits 7.2 and 7.3, respectively, and are specifically incorporated herein by reference.

Item 7.  Material to be Filed as Exhibits.

          7.1  Joint Filing Agreement

          7.2 Voting Agreement dated April 10, 1996 among David D. Smith, Frederick G. Smith, J. Duncan Smith, Robert E. Smith, Barry Baker, Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA

          7.3 Stockholders' Agreement dated June 12, 1995 among David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith

                                   Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and correct.

June   28, 1996
                                                   /s/ David D. Smith
                                                   David D. Smith

                                                   /s/ Frederick G. Smith
                                                   Frederick G. Smith

                                                   /s/ J. Duncan Smith
                                                   J. Duncan Smith

                                                   /s/ Robert E. Smith
                                                   Robert E. Smith

                                   Exhibit Index
Exhibit   Description                                                      Page

 7.1      Joint Filing Agreement                                             13
 7.2      Voting Agreement dated April 10, 1996 among David D. Smith,        14
          Frederick G. Smith, J. Duncan Smith, Robert E. Smith,
          Barry Baker, Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA
 7.3      Stockholders' Agreement dated June 12, 1996 among                  21
          David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith

                                   Exhibit 1


                         JOINT FILING AGREEMENT AMONG
                      DAVID D. SMITH, FREDERICK G. SMITH,
                      J. DUNCAN SMITH and ROBERT E. SMITH


          WHEREAS, in accordance with Rule 13d-1(f) under the Securities and Exchange Act of 1934 (the "Act"), only one joint Statement and any amendments thereto need be filed whenever one or more persons are required to file such a Statement or any amendments thereto pursuant to Section 13(d) of the Act with respect to the same securities, provided that said persons agree in writing that such Statement or any amendments thereto is filed on behalf of each of them;

          NOW, THEREFORE, the parties hereto agree as follows:

          David D. Smith, Frederick G. Smith, J. Duncan Smith and Robert E. Smith do hereby agree, in accordance with Rule 13d-1(f) under the Act, to file a statement on Schedule 13D relating to their ownership of the Common Stock of Sinclair Broadcast Group, Inc. and do hereby further agree that said statement shall be filed on behalf of each of them.

Dated:  June     , 1996

                                             By: /s/ David D. Smith
                                                 David D. Smith


                                             By: /s/ Frederick G. Smith
                                                 Frederick G. Smith


                                             By: /s/ J. Duncan Smith
                                                 J. Duncan Smith


                                             By: /s/ Robert E. Smith
                                                 Robert E. Smith

                                     EXHIBIT 2


                  THIS VOTING AGREEMENT (this "Agreement"), dated as of April 10, 1996 (this "Agreement"), is by and among DAVID D. SMITH, FREDERICK G. SMITH,
 J. DUNCAN SMITH and ROBERT E. SMITH (collectively, the "Stockholders" and individually, a (Stockholder").

                  WHEREAS, each Stockholder is the record and beneficial owner of that number of shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), and Class B Common Stock, par value $.01 per share ("Class B Common Stock" and, collectively with the Class A Common Stock, the "Common Stock"), of Sinclair Broadcast Group, Inc., a Maryland corporation (the "Company"), set forth opposite such Stockholder's name on Exhibit A attached hereto; and

                  WHEREAS, pursuant to that certain Asset Purchase Agreement, dated as of even date herewith (the "Asset Purchase Agreement"), by and between River City Broadcasting. L.P., a Delaware limited partnership ("Seller"), and the Company, Seller has agreed to sell to the Company, and the Company has agreed to purchase from Seller, certain assets used or held for use by Seller in connection with the business and operations of various television and radio stations, in consideration for the payment to Seller by the Company of cash and shares of the Company's Series A Exchangeable Preferred Stock, par value $.01 per share (the "Exchangeable Preferred Stock), which shares of Exchangeable Preferred Stock shall have an aggregate value of $115,000,000; and

                  WHEREAS, the Asset Purchase Agreement contemplates that the shares of Exchangeable Preferred Stock to be issued to Seller will be exchanged for an equivalent number of shares of the Company's Series B Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), immediately after the filing by the Company of Articles of Amendment and Restatement of the Articles of Incorporation of the Company in the form attached as Exhibit 2.1(a) to the Asset Purchase Agreement (the "Amended Charter"); and

                  WHEREAS, the Asset Purchase Agreement requires the Company to recommend and solicit proxies for, and otherwise to use its best efforts to obtain, the approval of its stockholders to the adoption of the Amended Charter at the next regular or special meeting of the stockholders of the Company (the "Meeting"); and

                  WHEREAS, the Board of Directors of the Company and the Compensation Committee thereof have adopted the 1996 Long-Term Incentive Plan of Sinclair Broadcast Group, Inc. (the "Plan"); and

                  WHEREAS, as contemplated under the Asset Purchase Agreement, on the date hereof, the Company is also entering into a Consulting Agreement with Barry Baker (the "Consulting Agreement"), an Employment Agreement with Barry Baker (the "Employment Agreement"), a stock option agreement with Barry Baker (the "Baker Stock Option Agreement"), and a stock option agreement (the "Corporate Employee Stock Option Agreement") with certain employees (the "Corporate Employees"); and

                  WHEREAS, the terms of the Asset Purchase Agreement and the Employment Agreement require the Company to recommend and solicit proxies for, and otherwise to use its best efforts to obtain, the approval of the Consulting Agreement, the Employment Agreement and the issuance of the stock options described in the Baker Stock Option Agreement and the Corporate Employee Stock Option Agreement and the Plan by the stockholders of the Company at the next Meeting; and

                  WHEREAS, the Stockholders desire to induce Barry Baker to agree to become employed by the Company pursuant to the terms of the Employment Agreement, and the Stockholders also believe it to be in the best interests of the Company and the best interests of the Stockholders to approve the Amended Charter, the Consulting Agreement, the Employment Agreement, the Baker Stock Option Agreement and the Corporate Employee Stock Option Agreement and the Plan; and

                  WHEREAS, the Asset Purchase Agreement further contemplates that Roy F. Coppedge or such other individual as may be designated by Boston Ventures Limited Partnership IV and Boston Ventures Limited Partnership IVA (collectively, "Boston Ventures") (Mr. Coppedge or such other designee being herein referred to as the "BV Designee") is to become a director of the Company until the first to occur of (i) the later of (a) the fifth anniversary of the Closing Date of the Asset Purchase Agreement and (b) the expiration of the initial five-year term of Barry Baker's Employment Agreement with the Company and (ii) such time, after the Company has issued the Convertible Preferred Stock to the Seller or to its partners, as Boston Ventures no longer owns, of record or beneficially to the extent of its interest as a limited partner of the Seller, at least 721,115 shares of the Company's Class A Common Stock, on an "as converted" basis, and as such number may be adjusted pursuant to stock splits, stock combinations, reclassifications or recapitalizations of the Company occurring after the date hereof; and

                  WHEREAS, in order to induce Seller to enter into the Asset Purchase Agreement, and to induce Barry Baker to enter into the Consulting Agreement and the Employment Agreement, the Stockholders desire to enter into this Agreement, which shall inure to the benefit of Seller and Barry Baker;

                  NOW, THEREFORE, for and in consideration of the premises and the mutual covenants and agreements hereinafter contained, the Stockholders hereby agree as follows:

1. Voting of Shares. Each Stockholder agrees to vote all of the shares of Common Stock now or hereafter owned by him, beneficially or of record, including without limitation those shares identified as being owned by him on Exhibit A attached hereto (all of the foregoing referred to collectively as the "Shares"), in favor of and in order to approve each of the Amended Charter, the Consulting Agreement, the Employment Agreement, the Baker Stock Option Agreement, the Corporate Employee Stock Option Agreement and the Plan at the Meeting, or at any other special or annual meeting of the stockholders of the Company, or by any written consent, whereat or whereby any of the Amended Charter, the Employment Agreement, the Baker Stock Option Agreement, the Corporate Employee Stock Option Agreement or the Plan is considered for approval by the stockholders of the Company. In addition, each Stockholder agrees to vote all of the Shares now or hereafter owned by him, beneficially or of record, in order to approve the nomination and election as a member of the Board of Directors of the Company of each of (i) Barry Baker, for so long as he continues to be an employee of the Company pursuant to the terms of his Employment Agreement and (ii) the BV Designee, for so long as such BV Designee is entitled to serve as a member of the Company's Board of Directors pursuant to the terms of the Asset Purchase Agreement.

2. Term. This Agreement shall remain in force and effect until the earlier of (i) the date as of which neither Barry Baker nor the BV Designee is entitled, pursuant to the terms of the Employment Agreement or the Asset Purchase Agreement, as the case may be, to serve as a member of the Company's Board of Directors or (ii) the termination of the Asset Purchase Agreement.

3. Changes in Common Stock. In the event that subsequent to the date of this Agreement any shares or other securities (other than any shares or securities of another corporation issued to the stockholders of the Company pursuant to a plan of merger) are issued on, or in exchange for, any of the shares of the Common Stock held by the Stockholders by reason of any stock divided, stock split, consolidation of shares, reclassification, or consolidation involving the Company, such shares or securities shall be deemed to be Common Stock for purposes of this Agreement.

4. Representations of Stockholders. Each Stockholder hereby represents and warrants that (i) he owns and has the right to vote the number of shares of the Common Stock set forth opposite his name on Exhibit A attached hereto, (ii) each of the Stockholders has full power to enter into this Agreement and has not, prior to the date of this Agreement, executed or delivered any proxy or entered into any other voting agreement or similar arrangement that would conflict with the purposes or provisions of this Agreement, and (iii) he will not take any action inconsistent with the purposes and provisions of this Agreement.

5. Enforceability; Validity. Each Stockholder expressly agrees that this Agreement shall be specifically enforceable in any court of competent jurisdiction in accordance with its terms against each of the parties hereto.

6. Benefit. This Agreement shall be binding upon and inure to the benefit of the respective parties hereto and their successors and assigns. This Agreement shall also inure to the benefit of Seller and Barry Baker and shall be fully enforceable by each of them as though they were parties hereto.

7. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Maryland applicable to agreements made and to be performed entirely within the State of Maryland.

8. Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

                  IN WITNESS WHEREOF, the Stockholders have executed this Agreement as of the date first above written.



 /s/ David D. Smith
DAVID D. SMITH



 /s/ Frederick G. Smith
FREDERICK G. SMITH



 /s/ J.Duncan Smith
J. DUNCAN SMITH



 /s/ Robert E. Smith
ROBERT E. SMITH

                                    EXHIBIT A


                              NUMBER OF SHARES OF     NUMBER OF SHARES OF
STOCKHOLDER                   CLASS A COMMON STOCK    CLASS B COMMON STOCK

David D. Smith                      [9730]                  [7249999]
Frederick G. Smith                  [4000]                  [6668299]
J. Duncan Smith                     [5000]                  [6638299]
Robert E. Smith                     [3000]                  [6638299]

                                     EXHIBIT 3

                            SINCLAIR BROADCAST GROUP, INC.
                               STOCKHOLDERS' AGREEMENT


                  THIS STOCKHOLDERS' AGREEMENT (the "Agreement") is made this 12th day of June, 1996, by and among David D. Smith, Frederick G. Smith, J. Duncan Smith, and Robert E. Smith, all of whom are residents of the State of Maryland (collectively, the "Stockholders").

                                    RECITALS

      WHEREAS, each of the Stockholders owns stock ("Shares") in Sinclair Broadcast Group, Inc., a Maryland corporation (the "Company"); and

      WHEREAS, the Company is considering an issuance of its stock to the public (the "IPO"); and

      WHEREAS, the Stockholders believe it to be in their mutual best interests and in the best interests of the Company to agree to certain provisions as hereinafter set forth as to the voting of their respective Shares in the event the Company decides to proceed with the IPO; and

      WHEREAS, in recognition of the Company's growth and successful operations under its current management and in order to provide for the orderly administration of the Company's affairs and continuity of management in the event of an IPO, the Stockholders desire to enter into this Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and in consideration of the contributions of each of the Stockholders to the Company in the form of management and stewardship, the parties do hereby covenant and agree as follows:

      1. The rights and obligations under this Agreement shall terminate as to any Stockholder at the earlier of: (i) July 31, 2005 or (ii) the Company's determination not to proceed with the IPO.

      2. Subject to the limitations otherwise contained in this Agreement, each Stockholder covenants and agrees with each other Stockholder to take all actions necessary to vote all shares of capital stock of the Company (owned or held of record by such Stockholder) at any annual or special meeting at which directors are elected to cause the election of each of the other Stockholders as a director of the company, or to take all actions by written consent (in lieu of any such meeting) necessary to cause the election of each of the other Stockholders as a director of the Company. Each Stockholder further covenants and agrees hereby to take any and all other actions which are reasonably necessary and appropriate, and consistent with, the implementation of this Agreement.

      3. Nothing in this Agreement shall be deemed to require any Stockholder to vote in concert with any other Stockholder on any issue requiring stockholder approval other than the election of directors as set forth in Paragraph 2 above, nor shall anything contained herein be deemed to require a Stockholder to vote for any other Stockholder as a director of the Company if such other Stockholder has been terminated from employment by the Company for cause. Furthermore, nothing in this Agreement shall be deemed to require or imply that the Stockholders must act in concert when discharging their duties as directors of the Company.

      4. It is recognized by the Stockholders that the provisions herein contained are of particular importance for the protection and promotion of the Company's and their existing and future interests in the Company, and that the relationships of the parties to one another are and will be such that, in the event of any breach of this Agreement, a claim for monetary damages may not constitute an adequate remedy; and that it may, therefore, be necessary for the protection of the parties hereto and for the effectuation of the provisions herein contemplated, in the event of a breach of this Agreement, to apply for specific performance hereof. It is, accordingly, hereby agreed that no objection to the form of the action, or to the relief prayed for, in any proceeding for specific performance of this Agreement, will be raised by any of the Stockholders.

      5. This Agreement is made, and will be construed and enforced, in accordance with the laws of the State of Maryland.

      6. This Agreement may not be amended except by an instrument in writing signed by all of the parties to this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement under seal, with the intention of making it a sealed instrument, as of the day and year first above written.


WITNESS                                              STOCKHOLDERS:



/s/ J. Duncan Smith                        /s/ David D. Smith (SEAL)
                                                    David D. Smith


/s/ J. Duncan Smith                        /s/ Frederick G. Smith (SEAL)
                                                    Frederick G. Smith


/s/ Robert E. Smith                        /s/ J. Duncan  Smith (SEAL)
                                                    J. Duncan Smith


/s/ J. Duncan Smith                        /s/ Robert E. Smith (SEAL)
                                                    Robert E. Smith